UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 20, 2021

Digital World Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40779	85-4293042
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

78 SW 7th Street

Miami, Florida 33130

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (305) 735-1517

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A common stock, and one-half of one Redeemable Warrant	DWACU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	DWAC	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	DWACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Digital World Acquisition Corp., a Delaware corporation (“DWAC”), intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which will include a preliminary proxy statement of DWAC, and a prospectus in connection with the proposed business combination transaction (the “Business Combination”) involving DWAC and Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”). The definitive proxy statement and other relevant documents will be mailed to stockholders of DWAC as of a record date to be established for voting on the Business Combination. Securityholders of DWAC and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with DWAC’s solicitation of proxies for the special meetings to be held to approve the Business Combination because these documents will contain important information about DWAC, TMTG and the Business Combination. DWAC securityholders and other interested persons will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Digital World Acquisition Corp., 78 SW 7th Street, Miami, FL 33130.

Participants in the Solicitation

DWAC and TMTG and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of DWAC in favor of the approval of the Business Combination. Securityholders of DWAC and other interested persons may obtain more information regarding the names and interests in the proposed Business Combination of DWAC’s directors and officers in DWAC’s filings with the SEC, including the Registration Statement to be filed with the SEC, which will also contain the names and interests in the proposed Business Combination of TMTG’s directors and officers. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between DWAC and TMTG, including without limitation statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination, the implied enterprise value, future financial condition and performance of TMTG and the combined company after the closing and expected financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination, the level of redemptions of DWAC’s public stockholders and the products and markets and expected future performance and market opportunities of TMTG. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of DWAC’s securities, (ii) the risk that the Business Combination may not be completed by DWAC’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by DWAC, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the merger agreement by the stockholders of DWAC, (iv) the lack of a third-party fairness opinion in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vi) the failure to achieve the minimum amount of cash available following any redemptions by DWAC stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions, (viii) the effect of the announcement or pendency of the Business Combination on TMTG’s business relationships, operating results, and business generally, (ix) risks that the Business Combination disrupts current plans and operations of TMTG, (x) the outcome of any legal proceedings that may be instituted against TMTG or against DWAC related to the merger agreement or the Business Combination, (xi) the timing of the roll-out of TruthSocial, TMTG’s initial product, and its ability to generate users and advertisers, (xii) changes in domestic and global general economic conditions; (xiii) risk that TMTG may not be able to execute its growth strategies, (xiv) risks related to the ongoing COVID-19 pandemic and response, (xv) risk that TMTG may not be able to develop and maintain effective internal controls, (xvi) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, and (xvii) and those factors discussed in DWAC’s filings with the SEC and that that will be contained in the Registration Statement relating to the Business Combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Registration Statement and other documents to be filed by DWAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while TMTG and DWAC may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither of TMTG or DWAC gives any assurance that TMTG or DWAC, or the combined company, will achieve its expectations.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits hereto shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

This section describes the material provisions of the Merger Agreement (as defined below) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1. DWAC’s stockholders and other interested parties are urged to read such agreement in its entirety. Unless otherwise defined herein, the capitalized terms used below are defined in the Merger Agreement.

General Terms and Effects

On October 20, 2021, Digital World Acquisition Corp., a Delaware corporation (together with its successors, “DWAC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with DWAC Merger Subsidiary Inc., a Delaware corporation and newly formed wholly-owned subsidiary of DWAC (“Merger Sub”), ARC Global Investments II, LLC, a Delaware limited liability company (“Sponsor”), solely in the capacity as the representative from and after the effective time of the Merger (as defined below) (the “Effective Time”) for the stockholders of DWAC (other than the TMTG Security Holders (as defined below) (the “Purchaser Representative”), Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”), and the TMTG’s Chief Legal Officer solely in her capacity as the representative from and after the Effective Time for the TMTG’s Security Holders (the “Seller Representative”).

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) upon the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will merge with and into TMTG (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”), with TMTG continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of DWAC. In the Merger, (i) all shares of TMTG common stock (together, “TMTG Stock”) issued and outstanding immediately prior to the Effective Time (other than those properly exercising any applicable dissenters rights under Delaware law) will be converted into the right to receive the Merger Consideration (as defined below); (ii) each outstanding option to acquire shares of TMTG common stock (whether vested or unvested) will be assumed by

DWAC and automatically converted into an option to acquire shares of DWAC common stock, with its price and number of shares equitably adjusted based on the conversion ratio of the shares of TMTG common stock into the Merger Consideration and (iii) each outstanding restricted stock unit of TMTG shall be converted into a restricted stock unit relating to shares of DWAC common stock. At the Closing, DWAC will change its name to “Trump Media & Technology Group Corp.”.

Merger Consideration

The aggregate merger consideration to be paid pursuant to the Merger Agreement to holders of TMTG Stock as of immediately prior to the Effective Time (“TMTG Stockholders” and, together with the holders of TMTG options and restricted stock units immediately prior to the Effective Time, the “TMTG Security Holders”) will be an amount equal to $875,000,000, subject to adjustments for TMTG’s closing debt, net of cash and unpaid transaction expenses (the “Merger Consideration”), plus the additional contingent right to receive the Earnout Shares (as defined below) after the Closing, as described below. The Merger Consideration to be paid to TMTG Stockholders will be paid solely by the delivery of new shares of DWAC common stock, with each valued at the price per share (the “Redemption Price”) at which each DWAC share of common stock is redeemed or converted pursuant to the redemption by DWAC of its public stockholders in connection with DWAC’s initial business combination, as required by DWAC’s amended and restated certificate of incorporation and by-laws and DWAC’s initial public offering prospectus (the “Redemption”). The Merger Consideration will be subject to a post-Closing true up 90 days after the Closing.

The Merger Consideration will be allocated among the holders of TMTG’s common stock, pro rata amongst them based on the number of shares of TMTG common stock owned by such stockholder provided, however, that the Merger Consideration otherwise payable to TMTG Stockholders is subject to the withholding of the Escrow Shares (as defined below) and is subject to reduction for indemnification obligations and purchase price adjustments.

Escrow Shares

At the Closing, five percent (5%) of the Merger Consideration (the “Escrow Shares”) otherwise issuable to the TMTG Stockholders (allocated pro rata among the TMTG Stockholders based on the Merger Consideration otherwise issuable to them at the Closing) will be deposited into a segregated escrow account with Continental Stock Transfer & Trust Company (or such other escrow agent reasonably acceptable to DWAC and TMTG), as escrow agent, and held in escrow together with any dividends, distributions or other income on the Escrow Shares (the “Escrow Property”) in accordance with an escrow agreement to be entered into in connection with the Transactions (the “Escrow Agreement”). The Escrow Property will be held in the escrow account for a period of twelve (12) months after the Closing as the sole and exclusive source of payment for any post-Closing purchase price adjustments and indemnification claims (other than fraud claims (as described below). The TMTG Stockholders will have the right to vote the Escrow Shares while they are held in escrow.

Earnout

In addition to the Merger Consideration set forth above, the TMTG Stockholders will also have a contingent right to receive up to an additional 40,000,000 shares of DWAC common stock (the “Earnout Shares”) after the Closing based on the price performance of the DWAC common stock during the three (3) year period following the Closing (the “Earnout Period”). The Earnout Shares shall be earned and payable during the Earnout Period as follows:

•

if the dollar volume-weighted average price (“VWAP”) of DWAC’s common stock equals or exceeds $15.00 per share for any 20 trading days within any 30 trading day period, the Purchaser shall issue to the TMTG Stockholders an aggregate of 15,000,000 Earnout Shares;

•

if the VWAP of DWAC’s common stock equals or exceeds $20.00 per share for any 20 trading days within any 30 trading day period, the Purchaser shall issue to the TMTG Stockholders an aggregate of 15,000,000 Earnout Shares; and

•

if the VWAP of DWAC’s common stock equals or exceeds $30.00 per share for any 20 trading days within any 30 trading day period, the Purchaser shall issue to the TMTG Stockholders an aggregate of 10,000,000 Earnout Shares.

If there is a final determination that the TMTG Stockholders are entitled to receive Earnout Shares, then such Earnout Shares will be allocated pro rata amongst the TMTG Stockholders. The number of shares of DWAC common stock constituting any earnout payment shall be equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties by each of DWAC and TMTG as of the date of the Merger Agreement and as of the date of the Closing. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect” as used in the Merger Agreement means with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the ancillary documents to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions. Certain of the representations are subject to specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement. The representations and warranties made by DWAC and TMTG are customary for transactions similar to the Transactions.

Indemnification and Survival

The representations and warranties of TMTG shall survive the Closing for twelve (12) months; provided, however, that fraud claims relating to TMTG shall survive indefinitely. The representations and warranties made by DWAC do not survive the Closing and DWAC does not have any post-Closing indemnification obligations.

TMTG Stockholders, severally, will provide indemnification after the Closing for any breach of any representations and warranties or covenants of TMTG in the Merger Agreement and or in any certificate delivered by TMTG, any TMTG Stockholder or the Seller Representative, with such indemnification based on the pro rata Merger Consideration received by each TMTG Stockholder. TMTG Stockholders will also provide indemnification after the Closing for (i) any actions by persons or entities who were holders of equity securities of TMTG or its subsidiaries (including options, warrants, convertible debt or other convertible securities) prior to the Closing arising out of the sale, purchase, termination, cancellation, expiration, redemption or conversion of any such securities or (ii) any indebtedness or unpaid transaction expenses of TMTG or its subsidiaries that were not shown on the final closing statement for the Transaction.

Indemnification claims by DWAC for breaches of TMTG representations and warranties, other than certain fundamental representations, are subject to an aggregate deductible of $2,000,000, and there will be no indemnification for the first $2,000,000 of losses. Indemnification claims can only be made against the Escrow Property, which is the sole source of remedy after the Closing, except for fraud claims. Any Escrow Shares that are received by DWAC for indemnification claims will be cancelled by DWAC. The maximum aggregate amount of indemnification payments shall not exceed the amount of Escrow Property, except in the case of fraud claims, in which case it will not exceed the Merger Consideration actually paid (based on the Redemption Price).

Covenants of the Parties

Each party agreed in the Merger Agreement to use its commercially reasonable efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms (the “Interim Period”), regarding (1) the provision of access to their properties, books and personnel; (2) the operation of their respective businesses in the ordinary course of business; (3)

provision of financial statements by TMTG; (4) DWAC’s public filings; (5) no insider trading; (6) notifications of certain breaches, consent requirements or other matters; (7) efforts to consummate the Closing and obtain third party and regulatory approvals; (8) tax matters; (9) further assurances; (10) public announcements; and (11) confidentiality. Each party also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transactions, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the others informed of the status of any such inquiries, proposals, offers or requests for information. There are also certain customary post-Closing covenants regarding (1) tax matters; (2) maintenance of books and records; (3) indemnification of directors and officers; and (4) use of trust account proceeds.

The Merger Agreement and the consummation of the transactions contemplated thereby requires the approval of both DWAC’s stockholders and TMTG Stockholders. DWAC agreed, as promptly as practicable after the date of the Merger Agreement, to prepare, with reasonable assistance from TMTG, and file with the U.S. Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 (as amended, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”) of the issuance of the shares of DWAC common stock to be issued to the TMTG Stockholders as Merger Consideration, and containing a proxy statement/prospectus for the purpose of DWAC soliciting proxies from the stockholders of DWAC to approve the Merger Agreement, the transactions contemplated thereby and related matters (the “DWAC Stockholder Approval Matters”) at a special meeting of DWAC’s stockholders (the “DWAC Special Meeting”) and providing such stockholders an opportunity to participate in the Redemption. TMTG also agreed in the Merger Agreement to call a meeting of its stockholders or obtain written consent and use its reasonable best efforts to solicit from TMTG Stockholders proxies in favor of the Merger Agreement and the Transactions and certain related matters (the “TMTG Stockholder Approval”), and to take all other actions necessary or advisable to secure such approvals, including enforcing the Voting Agreement (as described below).

The parties also agreed to take all necessary action, so that effective at the Closing, the entire board of directors of DWAC (the “Post-Closing Board”) will consist of seven individuals, four of whom shall be independent directors in accordance with Nasdaq requirements. Two of the members of the Post-Closing Board will be individuals (at least one of whom shall be an independent director) designated by DWAC prior to the Closing and five of the members of the Post-Closing Board (at least three of whom shall be independent directors) will be designated by TMTG prior to the Closing. At or prior to Closing, DWAC will provide each member of the Post-Closing Board with a customary director indemnification agreement, in form and substance reasonably acceptable to such director. The parties also agreed to take all action necessary including causing DWAC’s executive officers to resign, so that the individuals serving as the chief executive officer and chief financial officer, respectively, of DWAC immediately after the Closing will be the same individuals as that of TMTG immediately prior to the Closing.

During the Interim Period, DWAC, may but is not required to, seek to enter into and consummate subscription agreements with investors relating to a private equity investment and/or backstop arrangements in connection with the Transactions (the “PIPE Investment”), and if so, TMTG agreed to cooperate in connection with such PIPE Investment and use its commercially reasonable efforts to cause such PIPE Investment to occur, including having TMTG’s senior management participate in any investor meetings and roadshows as reasonably requested by DWAC.

DWAC agreed to use its best efforts to, as promptly as practicable after the effective date of the Registration Statement to, obtain the approval of the DWAC stockholders to amend the amended and restated certificate of incorporation of DWAC (the “DWAC Charter Amendment”) to provide that (i) the name of DWAC shall be changed to “Trump Media & Technology Group Corp.” or such other name as mutually agreed upon and (ii) remove and change certain provisions in the Certificate of Incorporation related to DWAC’s status as a blank check company, and file the DWAC Charter Amendment with the Secretary of State of the State of Delaware.

The parties agreed that during the Interim Period, TMTG shall adopt an equity incentive plan and authorize 7,500,000 shares of TMTG Stock for issuance pursuant to such Equity Plan.

DWAC and TMTG also agreed to jointly fund any expenses incurred in connection with obtaining an extension by DWAC of the time it has to consummate a business combination; provided that at such time DWAC and TMTG are engaged in the proxy review process with the SEC.

Closing Conditions

The obligations of the parties to complete the Closing are subject to various conditions, including the following mutual conditions of the parties unless waived:

•	receipt of the DWAC stockholder approval;

•	receipt of the TMTG Stockholder Approval;

•	expiration of any applicable waiting period under any antitrust laws;

•	receipt of requisite consents from governmental authorities to consummate the Transactions, and receipt of specified requisite consents from other third parties to consummate the Transactions;

•	the absence of any law or order that would prohibit the consummation of the Merger or other transactions contemplated by the Merger Agreement;

•	upon the Closing, after giving effect to the completion of the Redemption, DWAC shall have net tangible assets of at least $5,000,001;

•

upon the Closing DWAC shall have cash, including funds remaining in DWAC’s trust account and the proceeds of any PIPE Investment, after giving effect any Redemptions but prior to the payment of DWAC’s unpaid expenses or liabilities, of at least equal to $60,000,000;

•

the absence of any pending claim, demand, action, litigation complaint, or other proceeding by or before a governmental authority seeking to enjoin the consummation of the Merger and the other Transactions;

•	the members of the Post-Closing Board shall have been elected or appointed as of the Closing;

•	the effectiveness of the Registration Statement; and

•	DWAC and TMGT shall have both received confirmation from Nasdaq that DWAC’s Class A common stock and warrants shall be eligible for continued listing on the Nasdaq Global Market.

Unless waived by DWAC, the obligations of DWAC and Merger Sub to consummate the Merger are subject to the satisfaction of the following additional conditions, in addition to customary certificates and other closing deliverables:

•	the representations and warranties of TMTG being true and correct as of the date of the Merger Agreement and as of the Closing (subject to Material Adverse Effect);

•

TMTG having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with on or prior to the date of the Closing;

•	absence of any Material Adverse Effect with respect to TMTG and its subsidiaries, taken as a whole, since the date of the Merger Agreement which is continuing and uncured;

•	DWAC having received a copy of the TMTG’s charter certified by the Secretary of State of the State of Delaware no more than ten business days prior to the Closing date;

•	DWAC having received a copy of the Escrow Agreement, duly executed by the Seller Representative and the escrow agent;

•	DWAC having received a duly executed opinion from TMTG’s counsel addressed to DWAC and dated as of the Closing date;

•	DWAC having received a customary Non-Competition Agreement and a Lock-up Agreement executed by the Significant Company Holders of TMTG; and

•

DWAC shall have received evidence reasonably acceptable to DWAC that TMTG shall have converted, terminated, extinguished and cancelled in full any outstanding convertible securities or commitments therefor, other than the TMTG options and the TMTG restricted stock units.

Unless waived by TMTG, the obligations of TMTG to consummate the Merger are subject to the satisfaction of the following additional conditions:

•	the representations and warranties of DWAC being true and correct as of the date of the Merger Agreement and as of the Closing (subject to Material Adverse Effect);

•

DWAC having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with on or prior to the date of the Closing;

•	absence of any Material Adverse Effect with respect to DWAC and its subsidiaries, taken as a whole, since the date of the Merger Agreement which is continuing and uncured;

•	TMTG having received a copy of the Escrow Agreement, duly executed by DWAC and the escrow agent; and

•	TMTG having received a customary Non-Competition Agreement and a Lock-up Agreement executed by the Significant Company Holders of TMTG.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including:

•	By mutual written consent of DWAC and TMTG;

•

by either DWAC or TMTG if any of the conditions to Closing have not been satisfied or waived by September 20, 2022 (the “Outside Date”), provided that DWAC shall have the right to extend the Outside Date if it obtains an extension of the deadline by which it must complete its business combination (an “Extension”) for an additional period the shortest of (i) three months, (ii) the period ending on the last day for DWAC to consummate a business combination after such Extension and (iii) such period as determined by DWAC;

•

by either DWAC or TMTG if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order or other action has become final and non-appealable;

•	by either DWAC or TMTG of the other party’s uncured breach (subject to certain materiality qualifiers);

•	by DWAC if there has been an event after the signing of the Merger Agreement that has had a Material Adverse Effect on TMTG and its subsidiaries taken as a whole that is continuing and uncured;

•	by either DWAC or TMTG if the DWAC Special Meeting is held and the DWAC stockholder approval is not received;

•	by either DWAC or TMTG if a special meeting of TMTG Stockholders is held and the TMTG Stockholder Approval is not received; and

•

by the mutual and reasonable written consent of DWAC and TMTG in the event that that any required approval of the SEC or any other governmental authority cannot be obtained by the Outside Date, as such date may be extended.

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement will terminate and will be of no further force and effect (except that certain obligations related to public announcements, confidentiality, fees and expenses, termination, waiver of claims against the trust, and certain general provisions will continue in effect), and no party will have any further liability to any other party thereto except for liability for any fraud claims or willful and intentional breach of the Merger Agreement prior to such termination.

Trust Account Waiver

The TMTG and the Seller Representative agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in DWAC’s trust account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

Purchaser Representative and Seller Representative

ARC Global Investments II, LLC is serving as the Purchaser Representative under the Merger Agreement, and in such capacity will represent the interests of DWAC’s stockholders after the Closing (other than the TMTG Security Holders) with respect to certain matters under the Merger Agreement, including with respect to the determination of whether the Earnout Shares has been earned and in connection with any indemnification claims TMTG’s Chief Legal Officer is serving as the Seller Representative under the Merger Agreement, and in such capacity will represent the interests of the TMTG Security Holders with respect to certain matters under the Merger Agreement, including with respect to the determination of whether the Earnout Shares have been earned and in connection with any indemnification claims.

Governing Law and Arbitration

The Merger Agreement is governed by New York law and, subject to the required arbitration provisions, the parties are subject to exclusive jurisdiction of federal and state courts located in New York County, State of New York (and any appellate courts thereof). Any disputes under the Merger Agreement, other than claims for injunctive or temporary equitable relief or enforcement of an arbitration award, will be subject to arbitration by the American Arbitration Association, to be held in New York County, State of New York.

The foregoing description of the Merger Agreement and the Transactions does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about DWAC, TMTG or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in DWAC’s public disclosures.

Related Agreements

Voting Agreement

Simultaneously with the execution of the Merger Agreement the majority stockholder of TMTG entered into a voting agreement (the “Voting Agreement”) with DWAC and TMTG. Under the Voting Agreement, the TMTG stockholder agreed to vote all of his shares of TMTG Stock in favor of the Merger Agreement and related transactions and to otherwise take certain other actions in support of the Merger Agreement and related transactions and the other matters submitted to TMTG Stockholders for their approval, and provide a proxy to DWAC to vote such TMTG Stock accordingly. The Voting Agreement prevents transfers of the TMTG Stock held by the TMTG Stockholder between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement.

Lock-Up Agreement

Upon the Closing, (i) certain senior executive officers of TMTG who own shares of TMTG and (ii) stockholders of TMTG who own more than 10% of the issued and outstanding shares of TMTG Stock immediately prior to the Effective Time (each, a “Significant Stockholder”) shall entered into a Lock-Up Agreement with DWAC and the Purchaser Representative (each, a “Lock-Up Agreement”).

Pursuant to the Lock-Up Agreement, with respect to the shares received as Merger Consideration, each Significant Stockholder shall agree not to, during the period commencing from the Closing and ending on the earliest of (a) the six-month anniversary of the Closing, (b) the date on which the Closing price of DWAC’s common stock equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing and (c) the date that DWAC consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of DWAC stockholders having the right to exchange their equity holdings in DWAC for cash, securities or other property: (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the restricted securities, or (iii) publicly disclose the intention to do any of the foregoing.

The foregoing descriptions of the Voting Agreement and the Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of the form of Voting Agreement and the form of Lock-up Agreement copies of which are filed hereto as Exhibits 10.1 and 10.2, respectively.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of October 20, 2021, by and among DWAC, Merger Sub, Company Representative, TMTG and TMTG Representative.

10.1	Form of Voting Agreement

10.2	Form of Lock-Up Agreement

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). DWAC agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 26, 2021	DIGITAL WORLD ACQUISITION CORP.

	By:	/s/ Patrick Orlando
		Name:	Patrick Orlando
		Title:	Chief Executive Officer